Exhibit 11- Statement Re Computation of Earnings Per Share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2002	2003	2002
Basic:

Average shares outstanding	6,857,629	6,866,259	6,852,537	6,861,969
Net income	$5,811,172	$6,533,789	$11,269,559	$11,936,232
Per share amount	$0.85	$0.95	$1.64	$1.74

Diluted:

Average shares outstanding	6,857,629	6,866,259	6,852,537	6,861,969
Net effect of dilutive stock options -
based on the treasury stock method
using average market price	80,654	79,308	80,654	79,308
Diluted shares	6,938,283	6,945,567	6,933,191	6,941,277
Net income	$5,811,172	$6,533,789	$11,269,559	$11,936,232
Per share amount	$0.84	$0.94	$1.63	$1.72

Note: Antidilutive stock options totaling 15,000 shares were not included in the calculation of diluted earnings per share for the period ended June 30, 2003. There were no antidilutive stock options at June 30, 2002.